This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: February 22, 2023

4Q 2022 Earnings Conference Call Transcript

Operator

Good morning, my name is Michelle, and I will be your conference operator today. At this time, I would like to welcome everyone to the Ritchie Bros. Auctioneers fourth quarter conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star and then the number one on your telephone keypad. If you would like to withdraw your question, please press star then the two key. Thank you. I will now turn the call over to Mr. Sameer Rathod, Vice President of Investor Relations and Market Intelligence to open the call. Mr. Rathod, you may begin your conference.

Sameer Rathod – Ritchie Bros. Auctioneers Incorporated - Vice President of Investor Relations / Market Intelligence

Thanks, and hello and good afternoon to everyone joining on our call today to discuss our fourth quarter and full year 2022 results. Joining me on the call today are Ann Fandozzi, Ritchie Bros. Chief Executive Officer, and Eric Jacobs, Ritchie Bros. Chief Financial Officer.

The following discussion will include forward looking statements, which can be identified by words such as expect, believe, estimate, anticipate, plan, intend, opportunity and similar expressions. Comments that are not a statement of fact, including, but not limited to projections of future earnings, revenue, gross transaction value, debt and other items; business and market trends; and expectations regarding the proposed acquisition of IAA including the anticipated timing, benefits, cost synergies and opportunities with respect to the transaction, are considered forward-looking and involve risks and uncertainties. These factors include the satisfaction of the closing conditions, including shareholder approval, for the IAA transaction.

We note that during today's call, we will be discussing potential opportunities for the combined company and related information, including estimated amounts or ranges for such opportunities for illustrative purposes. This information is not intended to imply future targets, expectations or guidance and does not incorporate potential cost to achieve or specific timelines.

The risks and uncertainties that could cause actual results to differ significantly from such forward-looking statements are detailed in our news release issued this afternoon, as well as our most recent Quarterly Reports and Annual Report on Form 10-K, which are available on our investor relations website and on EDGAR and SEDAR. We also have and will make important filings with the SEC and applicable Canadian securities regulatory authorities in connection with the proposed IAA acquisition, including a Registration Statement on Form S-4 filed with the SEC. You are urged to read those materials carefully.

On this call, we will also discuss certain non-GAAP financial measures, including forward-looking non-GAAP financial measures. For the identification of non-GAAP financial measures, the most directly comparable GAAP financial measures and the applicable reconciliation of the two, see our news release, Form 10-K and the investor presentation posted to our website.

We are unable to present quantitative reconciliations of forward-looking, non-GAAP financial measures as management cannot predict all necessary components of such measures. Investors are cautioned to not place undue reliance on forward-looking non-GAAP financial measures. All figures discussed today are U.S. dollars, unless otherwise indicated.

Following the prepared remarks, we will open the call to questions. Now, I'd like to turn the call over to Ritchie Bros. Chief Executive Officer, Ann Fandozzi.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you, Sameer, and good afternoon to everyone joining us today. I’m excited to be here with you to discuss Ritchie Bros.’ phenomenal 2022 performance. We delivered record financial results and made significant progress in continuing to build our marketplace technology and advancing our growth initiatives despite operating in a challenging environment of continued tight supply, inflationary headwinds, aggressive competition, and foreign exchange volatility. Speaking on behalf of the entire leadership team, I want to express my sincere appreciation to all of our employees who have shown time and again their focus and dedication to delivering best-in-class service to our customers. Without our employees, none of this would be possible.

When I was appointed CEO in 2020, Ritchie Bros. had solid core assets and very talented employees, was profitable and generated a lot of cash. But the business was stagnant. Since then, we have recruited new leaders, and through organic initiatives, partnerships, and strategic acquisitions, we have taken bold steps to redefine our operating model and reinvigorate profitable growth. As a result, we are transforming Ritchie Bros. from a traditional auction business to a trusted global marketplace for insights, services and transaction solutions and we continued our journey by taking several important steps in 2022.

Ritchie Bros. 2.0, our marketplace technology platform, is in the process of piloting an all-new digital checkout experience with self-serve invoices and settlements. This builds on our track record of innovation and further expands our ecosystem of solutions that make it easier for customers to do business with us.

We continue to test satellite yard locations and have learned that these can attract new customers into our ecosystem. We have implemented a new sales coverage model that has enabled GTV growth, whether through our inside sales team working in tandem with our satellite yards to target the long tail of sellers where 80% of the equipment sits across our many verticals, or the accelerated investments we are making to put more sales resources in the field to expand our customer relationships.

SmartEquip, Rouse, RBFS and our Inventory Management System all continue to grow as standalone solutions and have record performance. While we are excited about the performance of these solutions so far, we see even greater opportunities ahead as our digital marketplace strategy scales.

And speaking of records, let’s talk about some of the ones we set over the past year. $6 billion in annual GTV. Over $700 million transacted on our MPE platform. Over $1 billion funded volume by Ritchie Bros. Financial Services. Over 75,000 active listings on Ritchie List. Total number of organizations activated on IMS was up an incredible 465% year-over-year at the end of December. Also, adjusted earnings per share increased 24% year-over-year to a record $2.41. We are so proud of the milestones we achieved in 2022.

Let me transition from discussing the past to discussing what we expect for the future. Clearly, there are a few themes that are emerging. First, there are still a lot of projects out there and our customers remain busy. That said, customers are beginning to expect some softening in their end markets. This is coming while they are starting to see a loosening in new equipment supply in some verticals. What we know for certain is that this is a critical time for our customers, and we want to serve them and help them navigate their most complex challenges.

This is one of many reasons we are so excited by the IAA acquisition – to help us grow GTV with our Ritchie Bros. customers using excess IAA yard capacity to form the basis of significantly scaling our satellite yards.

We identified IAA as a potential combination for Ritchie Bros. back in mid-2020 and, together with our Board of Directors, have evaluated a possible acquisition of IAA for more than a year. The strategic logic of this combination is clear. With IAA, we believe we can accelerate growth for Ritchie Bros., drive margin expansion and expand our reach into an attractive, adjacent vertical. By adding our services and operating expertise, we have the opportunity to fulfill IAA’s full potential, as well.

IAA operates in the salvage vehicle market which has strong secular tailwinds. IAA is a leading player in this attractive market and has shown counter-cyclicality and resilience throughout economic cycles. IAA has an expansive yard footprint that complements Ritchie Bros. with approximately 45% available capacity. IAA’s 210 yards that are already near Ritchie Bros. customers will allow us to accelerate our standalone yard strategy. The key here is that we are better together and combining the footprints will allow us to create a network of locations that will provide us with the agility to meet all our customers’ needs and unlock higher levels of growth and margin expansion. As we recently highlighted, we see a potential to unlock $350 to $900 million in EBITDA growth opportunities, including our expected $100 to $120 million or more of clearly identified and achievable cost synergies.

Investors should take comfort in knowing that the team at Ritchie Bros. has extensive knowledge in the automotive industry and a proven track record of acquiring and integrating companies. And speaking of integration, the integration planning has already started. We have established an integration management office or IMO comprised of dedicated, experienced operators and leaders to ensure this integration plan is executed seamlessly. The IMO will be supported by a leading third-party consultancy firm and overseen by an internal steering committee that will have clear charters, milestones and KPIs to drive accountability.

As we announced just a few weeks ago, we amended the terms of our transaction structure with IAA to further enhance the value proposition for both Ritchie Bros. and IAA shareholders. We are pleased with the feedback we have received from many new and existing shareholders who recognize the compelling benefits of the acquisition. We encourage shareholders to vote ahead of the March 14 meeting to help us bring this transaction to fruition and realize the value inherent in bringing our two companies together.

Let me now hand the call to Eric Jacobs to highlight some additional information about our fourth quarter financial results.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Thank you, Ann. Welcome everyone who is joining our call this afternoon. Like Ann, I am pleased with our record results, and I would like to thank our entire team, who did an extraordinary job focusing on and growing the business.

Turning to our actual results. In the fourth quarter, GTV increased 6% year-over-year to $1.5 billion. This was driven by a continued rebound in our lot volumes, partially offset by deflating prices, unfavorable asset mix, and the unfavorable impact of foreign exchange. When you exclude the negative impact of foreign exchange, GTV increased 9% on a constant currency basis.

Breaking this down a little further. Lot volumes were up 20% year over year driven by record fourth quarter volumes from our Strategic Account customers. However, the average price per lot sold was down 12% versus the fourth quarter of 2021, as much of the unit volume increase came from rental and transportation assets. This drives an overall lower value asset mix for us. And, it also comes with some price compression from loosening use supply.

Geographically, we saw strength in GTV from North America driven by solid execution from our Canadian team. At the same time, our international region’s impressive growth was masked, and offset, by a negative foreign exchange impact from the strong U.S. dollar.

When you are thinking about modeling GTV, recall that the first quarter tends to be the smallest from a seasonal perspective. We also expect the trend of higher unit volumes offset by continued pressure on average selling prices due to asset mix and softer category pricing to continue in the first quarter. In addition, it is important to note that during the first quarter of 2022, we were experiencing our highest average unit selling price period post-COVID due to low supply. Taking all this into account as well as foreign currency, we expect GTV in the first quarter to grow low to mid-single digits year-over-year, and less than our fourth quarter growth rate.

Also, as a general comment, we expect to close IAA in the latter half of March. Therefore, we are recommending analysts and investors to model Ritchie Bros. on a standalone basis for the first quarter.

Turning to revenue. Total service revenue in the fourth quarter increased 11% driven by the uplift in buyer fees that was implemented during the past year, as well as continued growth in our Marketplace Services. We also benefited from a full quarter contribution from SmartEquip compared to the last year. Excluding the impact of SmartEquip from both periods, total service revenue increased 10% year-over-year.

With regards to our earnings, adjusted EBITDA increased 24% on strong flow through from the topline. Also, adjusted earnings per share increased 36% to $0.68.

An anticipated increase in lot volumes in 2023 will likely require added resources in our operations and back-office to support as we are still navigating through somewhat manual processes. Therefore, we may experience a headwind to our flowthrough, and adjusted EBITDA margin, during the year as we process these volumes.

Regarding taxes. In the fourth quarter, the effective tax rate, excluding the impacts of adjusted items, was approximately 23.6%, slightly lower than the 23.7% in the same quarter last year. The tax rate was lower than we expected in the fourth quarter due to changes in the estimate of the impact of U.S. tax reform. We expect the effective tax rate, excluding the impact of adjusted items and the IAA transaction, to be between 24% to 27% for the first quarter. Our GAAP tax rate could be much different from the adjusted effective tax rate due to the impact of acquisition costs.

Turning to our Auctions & Marketplaces segment, A&M services revenue increased 11%. And our A&M take rate, or A&M service revenue as a percentage of total GTV, came in at a robust 14.4% for the quarter, up approximately 70 basis points compared to the prior year period. This increase was primarily driven by an uplift in buyer fees. Note that our commissions revenue as a percent of GTV declined this quarter due to the higher level of GTV sourced from Strategic Accounts, which typically realize lower commission levels compared to our Regional business. We expect this trend of a slightly lower commission take rate to continue into the first quarter as our Strategic Account group momentum continues.

Moving to A&M inventory sales. As a reminder, inventory sales tend to be lumpy and are driven by consignor preferences. In the fourth quarter, inventory sales increased 50% year-over-year, with strong growth contributed from all regions, particularly the United States. For the quarter, the inventory rate came in at 10.4%, which reflects excellent performance in a dynamic pricing environment by our at-risk teams. This inventory rate is at the higher end of historical ranges. As we focus on accelerating GTV, we will continue structuring our at-risk deals to win where it makes sense.

Turning to expenses, our cost of service plus selling, general and administrative expenses, were up 7%. Selling, general and administrative expenses, exclusive of share-based payments and other non-recurring charges, were up approximately 7%, as well. This was at the low end of the range given last quarter and less than total service revenue growth, which helped drive our flow through. For the first quarter, we expect selling, general and administrative expenses to be between $125 million and $130 million on a Ritchie Bros. standalone basis, exclusive of share base payments and other non-recurring charges.

Turning to cash flow and liquidity, our cash flow remains very robust with trailing 12 months operating free cash flow of $556 million which is 206% of our non-GAAP adjusted net income or 145% if you exclude the Bolton property sale’s proceeds. Our adjusted net debt amount was $116 million. At the end of the fourth quarter, our net debt to TTM non-GAAP adjusted EBITDA ratio was 0.3x.

In connection with the IAA transaction, we currently plan on marketing and closing additional note financings. We estimate these financings will add an incremental $11 million to $12 million in interest expense to our first quarter assuming a mid-to-late March close of the financing. As a result, we expect interest expense in the first quarter to be between $20 million and $21 million, inclusive of the contemplated financings to fund the IAA acquisition. Also, for modeling purposes we expect quarterly interest expense to be between $62 million and $66 million starting in the second quarter of 2023, subject to the expected closing of IAA and based on an anticipated total debt amount of $3.3 billion and a blended interest rate of between 7.3% and 7.8%. As I have stated previously, we will be focusing on de-levering quickly post-closing.

I wanted to end my comments by explaining how we expect to account for the convertible preferred equity that was recently issued to Starboard Value, and the impact it will have on calculating our earnings per share, both reported and adjusted. I will not go through all the numbers and calculations on the slide; however, U.S. generally accepted accounting principles requires us to compute earnings per share using either the two-class method or the if-converted method, whichever is more dilutive and produces the lower earnings per share amount.

Currently, we are expecting the two-class method, which is detailed on this slide, to be more dilutive. It is important to note that the two-class method will not have an impact on our adjusted EBITDA; it will only impact our earnings per share due to the specific GAAP reporting requirements. While we do not provide adjusted EPS guidance, the preferred dividend and the two-class method could impact adjusted EPS by at least an estimated four to five cents per share per quarter on a full quarter basis going forward.

I will end my remarks here. Thank you all again for your time today and now, back to Ann.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you, Eric. Overall, 2022 was a dynamic year as we supported our customers through the continued fallout from the pandemic, a fluid geopolitical environment, and continued economic uncertainty. Regardless of the macroeconomic environment we face in 2023, I know that Ritchie Bros.’ strategic vision for growth and our commitment to our customers to help them make the very best business decisions will allow us to continue our transformation journey.

We finished this year with strong momentum and the team is here in Orlando kicking off our auction calendar for 2023. Recall that despite Orlando being our largest event of the year, as we transform into a marketplace, any one specific event, even Orlando, does not dictate performance for the entire quarter.

I want to close by saying we are excited by the expected close of the IAA acquisition and its expected impact to Ritchie Bros. for years to come.

With that, let’s open the call for questions.

Operator

Your first question comes from Michael Doumet of Scotiabank.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

First of all, congrats some of these great results. First question, I wanted to ask on GTV. Another really good number, I guess, going forward, the expectation as the economy slows, is that we’ll see transactions volume rise. So for Q4, you talked about volumes being up 20%.

Is there a way that you can help us quantify the upside to lot volumes as supply conditions normalize? And I guess, Eric, why would you expect slower GTV growth in Q1 despite the volume trend that we're seeing?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Michael, let me start, Ann here, and then I'll turn it over to Eric. So let me just set the stage. Thank you for your kind words about the quarter, we're exceptionally proud of the team and how they performed.

When you think about GTV, there's actually three things to keep in mind. So I'm just going to take a step back for a second. There's obviously volumes, right? We talk about them a lot. There's obviously pricing, but there's also mix. And so it is important for us as we consider modeling and when we talk about our business to really consider all three.

And then when we talk about mix, there's even two flavors of mix. There is the customer mix Eric spoke about in the remarks that preceded the Q&A. Meaning, obviously, if they're large strategic accounts, they have very different seller fee structures than kind of our regional business and then there is the mix of the product itself. Even there, it's what the product is and then also the age of the product.

So it's not just volume and price. It's just something that I ask everybody to caution. And with that, let me turn it over to Eric to speak specifically on your question.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Thanks, Ann. So Michael, I had a couple of things. So the strategic accounts, those assets that we talked about in transportation, in particular, and some rental, the price being lower for those assets. That's going to impact GTV.

You also have last year, as I mentioned, price was really high. And we had some unique lots. We had some real estate deals in Canada and some agriculture that's not expected to repeat in the first quarter of 2023.

And then international, you still have some slight headwinds on foreign currency and those regions are performing a little differently than they did last year as well. So that's why we think that overall GTV will be still relatively strong, but down a little bit from what we saw in Q4.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

That's helpful. And maybe the second question, with IAA's results out tonight as well, the combined EBITDA for 2022 looks like it's closer to $1 billion versus, I think, the $950 million in the S-4, and most of the outperformance comes from the Ritchie Bros. side. IAA also did outperform. Can you maybe just speak to the outperformance and maybe what we think or what we should think on a go-forward basis?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes. I think the headline -- and Michael, yes, thank you, we're obviously very proud of our team and proud of the IAA team for delivering. I think the headline here is execution and commitments, right?

So I think one thing you've seen from the Ritchie Bros. team certainly in the three years that I've been here is that we set objectives, we stretch, we test, we learn and we obviously manage the things in our control very, very fiercely.

You saw that from us in 2022. We saw it in 2021 and exceptionally proud of the work we did -- the team has done and kind of set ourselves up for success.

IAA, you certainly saw it in Q4 and tuning themselves to a very similar bar. Obviously, we've been working together for quite some time on both on this acquisition and getting to know each other's cultures and we're very proud of how they've done. They're driving the things in their control. And we're confident that when we come together, we're only going to make all of that better. Here's Eric to add.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

So relatively simply stated, we had strong top line performance due to the buyer upfront fees and inventory rates. So that strong top line performance helped flow through to the bottom line -- as well as the strong cost containment that we had in the quarter.

So we were able to process some of those -- that significant amount of volume with -- on an efficient basis. That said, we do expect more volumes and just want to caution that we -- that's -- with our manual processes, that's something that we still have to deal with.

Michael Doumet – Scotiabank Global Banking and Markets, Research Division

Amazing. Really helpful, and best of luck for the deal to close.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Thank you.

Operator

Thank you. The next question comes from Michael Feniger of Bank of America. Please go ahead.

Michael Feniger – Bank of America Securities, Research Division

Thanks for taking my question. Just to follow up on that. I mean the flow-through in the quarter was really impressive. I recognize a lot of that growth is coming up and there's more labor there, but you're also more virtual than you've been in the past. So I would think your cost of service, that increase would be lower.

So just trying to unpack the comments around the flow-through for next year, Eric, like, if service revenue is up 10%, can we expect EBITDA to be up 10% as well or 20%? Just trying to get the framework on how operating leverage should work next year given the pickup on volumes.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, Michael, so let me start. It’s Ann, hello. So there's been some kind of news out there about this. You're more virtual, so you're saving costs. I remind us that on every earnings call, we talk SG&A and why it's continuing to increase. So let's be clear.

When we went fully virtual, we stopped ramping, but we added quite a bit of technology to offset that so that the customer experience is even better. We now have full 360 video. So if you take a look at the cost in the SG&A to process the equipment, they actually have not come down.

So I know there's this kind of, Ritchie Bros. are saving a ton of money during COVID, where the savings came was really the travel and those kind of things, where, obviously, we encourage our salespeople to get back out there because we're happy to spend the SG&A dollars on salespeople and travel and entertainment as long as those result in GTV.

So if you just look kind of brass-tracks, the yards have stayed the same. We've actually added some from a satellite basis. The only cost that was cut was really the cost of ramping, which has been more than offset by all of the kind of buyer facing incremental value-added services to put in place, most notable, the 360 technology, which requires quite a bit of labor to kind of bring that to fruition for every check in. It's just kind of a move from one bucket to another if you will.

Those are the facts. But let me turn it over to Eric to talk about kind of flow-through in the question you're asking.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Yes. Thanks, Michael. So look, we don't give formal guidance quarter-to-quarter. So some of the requests that yes, the part of the request you had is a little difficult for us. But let me just talk about longer term.

And we do expect that we'll have more flow-through, and you'll start seeing more efficiency gains. But that will come when the marketplace technology is launched in a way that we can reduce, quite frankly, in some of the back office, some of the manual processes that we have.

Also, Ann's talked about this quite a bit. When we talked to analysts, investors about the IAA acquisition and that their investments in the yard technology and you take our investments in the marketplace technology that those go hand in hand, and it will allow us to scale each of our businesses much more efficiently than we can stand alone. So that's a significant benefit for us that we see coming down the pipe.

Michael Feniger – Bank of America Securities, Research Division

Great. And Ann, this is more of just a big picture question for you. Simply, the core business is performing incredibly well. You just grew EBITDA 24%. With all indications that growth is actually going to accelerate in 2023. So Ritchie Bros.’ outlook is bright, and it's executing at a time when the macro is very uncertain for a majority of other companies.

So I guess, why not put more capital behind the playbook that is definitely working? Or why do you feel this is the time to do a big integration right now? Thanks everyone.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes. Thank you for asking that question. So Michael, it's literally the case of it makes both businesses stronger. This is not -- I know early on, people were saying, "Hey, question mark around why is this deal happening? Is there any weakness in the core business of Ritchie Bros.,?” Nothing can be further from the truth. The answer is, this makes Ritchie Bros. better. It makes it stronger. Let me give you just a few examples, right? So again, exactly what Eric just spoke to, which means our own efficiency.

We've spoken at length, our processes are manual. We have not invested specifically in any of that yard or back-office technology. Again, painfully a couple of years ago, those that have been in the story for a while. We actually had a material accounting weakness because of how manual our processes are.

IAA does ten times the number of transactions that we do, with a fraction of the workforce. So not only are you going to get more efficiency, you're going to get better flow-through kind of from that side.

We've been spending our money and our resources on marketplace technology, so we can attach services and drive growth rates, something that IAA has not done. We're excited to be able to unleash them.

So we're buying a business that is similarly countercyclical to ours. We can unlock a huge strategic advantage for us in terms of kind of cost absorption and efficiency. We unlock a major growth lever in the form of our satellite yards.

Please understand there's some confusion out there about if somebody has a crane or an excavator, that's not what's coming to the satellite yards. That's not what's being driven in the satellite yard strategy. If you have a crane or an excavator, you have no issue trucking it hundreds of miles to one of Ritchie Bros.’ sites. That's great.

What's coming to our satellite yards is largely transportation and very, very small equipment. Those are the things where the transportation is just -- is precluded for sellers to take it to one of the core Ritchie Bros. yards. Overnight, we get ten times the footprint in order to take that equipment, as you say, when we expect those very lots to unlock.

So we're incredibly excited. And then on the IAA side, we get a countercyclical profitable business that we can make even better and unlock their potential. So this is a ‘and’, it is not an ‘or’ strategy.

Michael Feniger – Bank of America Securities, Research Division

Thank you.

Operator

Thank you. The next question comes from Larry De Maria of William Blair. Please go ahead.

Lawrence Tighe De Maria - William Blair & Company L.L.C., Research Division

Hi, thank you. Good afternoon, everybody. Quick questions. First off, Ann, you noted intense competition on your intro comments. Just give us some more color on that. We are seeing some auctions that are doing – is that what you're referring to? And secondly, on the IMS, we have 465%. Is it new business? Can you talk about conversion rates and what that really means?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, Larry, so if you could just -- there's a lot of background noise. If you can just restate your first question. I understand the second one was about IMS and 465%, but if you can just restate the first...

Lawrence Tighe De Maria - William Blair & Company L.L.C., Research Division

Sure. Sorry. The intense competition you noted in the initial comments, can you just give some clarity to what you're talking about there in terms of the competitive environment? Thank you.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, correct. Thank you for restating it. So the intense competition is really a function of what I stated, is a function of kind of the low supply that still exists out there. So every single kind of at-risk deal that Ritchie Bros., those are not gimmes. Those are met with quite a bit of competition, which is why you heard Eric speak about the kind of depressed.

As we kind of lean more into those, those come at a lower margin, obviously, than kind of that core consignment regional business. So that's what that competition refers to.

And again, similarly, so more inventory deals, they're competitive lower margin and then, similarly, more strategic account business obviously comes at lower margin as well. But the volume more than counteracts it. That's why we like it, but that’s the explanation for what's happening there.

Under IMS, the 465%. So the way to think about IMS is we're still in that first phase, right? It is the gateway into the ecosystem for the marketplace, much like the listings business that we launched. It is a gateway because we want to bring customers in.

So today, IMS is really -- if a customer wants to consign with Ritchie Bros., they're brought in through the IMS. So you're seeing the 465% growth rate really reflected in our team's ability to onboard all of these customers into the system so that we can then transact for them.

The next phase -- is really, as the next phase of the marketplace technology clicks. The next phase is really to kind of pull through their non-transaction inventory into the system, and that will be the next set of KPIs that we put forward. And then the phase after that is obviously the monetization of those assets.

So really, the way to think about the 465% is the onboarding of customers, that kind of critical first step into the gateway is going incredibly well.

Operator

Thank you. Once again, ladies and gentleman, if you do have a question, please press star, one at this time. The next question comes from Gary Prestopino from Barrington Research. Please go ahead.

Gary Prestopino - Barrington Research Associates, Inc., Research Division

Hi Ann and Eric. A couple of questions. Just in the legacy business, as you're looking at 2023, I would assume that you're not really looking at any betterment of supply on the GMV side? Or is that -- or are you looking for just gradual improvement as the year goes on?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Yes, Gary. So yes, it's interesting. So you're seeing the lots click up, but you're seeing -- what you guys don't see is that the mix flicks down. So that's why it's going to be gradual.

I like the word that you used and why Eric cautioned that Q1 in terms of a growth rate will be kind of below Q4 because, again, there is this interrelationship between the price, which is starting to come down; the lots, which are starting to increase.

But then the mix, which kind of more than offsets the two. That's why gradual is the name of the game. We're in this crossover period where the volumes are starting to click, but it's primarily the lower end stuff and the pricing is coming down. So that's why we're optimistic, but cautiously so and kind of seeing the build through the year.

Gary Prestopino - Barrington Research Associates, Inc., Research Division

So when you're talking about the bigger ticket items are not as plentiful and more like transportation items like trucks, things like that, vans? Is that fair...

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Very well said. And the low end -- kind of the low end, kind of scissor lifts, those kind of things transact for much smaller numbers instead of these big items.

Gary Prestopino - Barrington Research Associates, Inc., Research Division

Okay. And then could you give us an idea of how many satellite yards you now have worldwide and in the United States?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

We have 25 worldwide. And in the United States, we have -- I don't want to misspeak, but I want to say about a dozen are in the U.S. We -- yes, so we are largely where we were last quarter, in that we closed a few this last quarter and then opened a few. So net-net, we're right about at the same level we were at.

Gary Prestopino - Barrington Research Associates, Inc., Research Division

The plan going forward with the acquisition of IAA, is that going to suffice for what you may have done as far as adding satellite yards in the U.S. pre the acquisition? Or is the plan to still continue to add satellite yards?

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Gary, not only will it suffice, it is literally almost a decade's worth of acceleration for that initiative. Again, what is coming to satellite yards are things for which trucking them to a core Ritchie Bros. yard is a huge deterrent because as a percentage of the final transaction price, it’s just too much. So primarily transportation.

Again, a reminder for everybody, our single -- our #1 selling SKU is actually a Ford F-150 pickup truck. Nobody is going to take their Ford F-150, 10-year-old truck and truck it 300 miles, that's not going to happen. These things are coming to our satellite yards. These low-end scissor lifts that are $1,000, $2,000, those are the transaction items.

We literally -- that's why the acreage required is so small, right? We're talking about five acres that are these satellite yards.

The name of the game is as close as you can put them to the sellers they will go. And the idea of the IAA yard is that they already exist, they already have capacity. They're already staffed. So literally, every unit that goes to those yards is just incremental, obviously, revenue and then the flow-through. It's an incredible model and as much as a decade's worth of acceleration.

Gary Prestopino - Barrington Research Associates, Inc., Research Division

Thank you.

Operator

Thank you. The next question comes from Bryan Fast of Raymond James. Please go ahead.

Bryan Fast - Raymond James Ltd., Research Division

Yes, thanks. Good afternoon. Just on other services revenue. Can you discuss what were some of the key drivers for that year-over-year growth? Or was it kind of broad based across those various services?

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

It's Eric. So we're seeing growth across all the different areas, whether it's RBFS, Rouse, SmartEquip, all doing well as stand-alone businesses. And over time, we built the more -- the goal is to tightly integrate those into the marketplace so that they can scale even more effectively. But on a stand-alone basis, all doing well.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

And just a follow-up to that is then -- and then being able to unleash that same technology and offering on the additional assets that come from IAA, which is just pure margin of that.

Bryan Fast - Raymond James Ltd., Research Division

And then maybe could you talk a bit about the margins realized on inventory sales? I guess, now that it's at the top end of the range, maybe just the sustainability of those levels.

Eric Jacobs – Ritchie Bros. Auctioneers Incorporated – Chief Financial Officer

Look, we do want to caution that if you look at the trend over time, we are at the high end of the range. And it's not -- some of those kind of mixed blessings from my perspective. It's great to see higher margins there.

But we also want to make sure that we are competing aggressively for business and not losing deals because we're not -- we're trying to get that last couple of basis points. So we think there's a huge opportunity as the volumes come, that we want to go after it. That's part of the cost.

And then there is a lot of competition out there. So we want to make sure that we're doing everything we can.

So -- it's more of a cautionary tale just to say, look, just don't -- if you're thinking about modeling, you may not want to model at that kind of level in the short-term future because we are -- we're looking at that as a way just to say, look, yes, we do have great data to compete effectively, but we don't think that's something that is going to stay at that level for at least the short-term future.

Bryan Fast - Raymond James Ltd., Research Division

Great, that’s it for me. Thanks.

Operator

Thank you. There are no further questions at this time. Please continue with closing remarks.

Ann Fandozzi – Ritchie Bros. Auctioneers Incorporated – Chief Executive Officer

Wonderful, thank you so much. I'll take it from here. As always, I'm going to end with thanking everybody on the call for joining us, but really a heartfelt thank you to the incredible Ritchie Bros. team, many of whom are currently at our Orlando auction, knee deep in all things, customer related. So a huge thank you to all of you.

And let me just say that the -- we're very, very proud of the team and everything that has been accomplished and we are very excited about the upcoming IAA acquisition and literally the value that it can unlock for Ritchie Bros. core and acceleration and putting us in a very, very different footing for years and decades to come. So thank you all.

Operator

Ladies and gentlemen, this does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

Forward-Looking Statements

This communication contains information relating to a proposed business combination transaction between Ritchie Bros. Auctioneers Incorporated (“RBA”) and IAA, Inc. (“IAA”) in addition to information relating to the investment into RBA by Starboard Value LP and certain of its affiliates (together, “Starboard”). This communication includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed IAA transaction, the anticipated impact of the proposed IAA transaction on the combined company’s business and future financial and operating results, the expected or estimated amount, achievability, sources, impact and timing of cost synergies and revenue, growth, operational enhancement, expansion and other value creation opportunities from the proposed IAA transaction, the expected debt, de-leveraging and capital allocation of the combined company, the anticipated closing date for the proposed IAA transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed IAA transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “goal,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates,” “opportunity” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA’s common shares or IAA’s common stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. While RBA’s and IAA’s management believe the assumptions underlying the forward-looking statements are reasonable, these forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new common shares of RBA in the transaction or that stockholders of IAA may not approve the adoption of the merger agreement; the risk that a condition to closing of the proposed IAA transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed IAA transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed IAA transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed IAA transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed IAA transaction; the effect of the announcement, pendency or consummation of the proposed IAA transaction on the trading price of RBA’s common shares or IAA’s common stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed IAA transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed IAA transaction; restrictions during the pendency of the proposed IAA transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the amount, manner or timeframe expected or at all; the failure of the combined company to realize potential revenue, growth, operational enhancement, expansion or other value creation opportunities from the sources or in the amount, manner or timeframe expected or at all; the failure of the trading multiple of the combined company to normalize or re-rate and other fluctuations in such trading multiple; changes in capital markets and the ability of the combined company to finance operations in the manner expected or to de-lever in the timeframe expected; the failure of RBA or the combined company to meet financial and/or KPI targets; any legal impediment to the payment of the special dividend by RBA, including TSX consent to the dividend record date; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed IAA transaction, are included in the Registration Statement (as defined below) and joint proxy statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) and applicable Canadian securities regulatory authorities in connection with the proposed IAA transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither RBA nor IAA undertakes any obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or Registration Statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Non-GAAP Financial Measures

This communication contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted EBITDA margin, adjusted EPS, adjusted net income, adjusted net debt, and free cash flow. These non-GAAP financial measures are not calculated in accordance with GAAP and may exclude items that are significant in understanding and assessing a company’s financial condition or operating results. Therefore, these measures should not be considered in isolation or as alternatives to financial measures under GAAP. In addition, these measures may not be comparable to similarly-titled measures used by other companies. Further information regarding non-GAAP financial measures is included in RBA’s filings with the SEC and/or applicable Canadian securities regulatory authorities, including RBA’s Current Report on Form 8-K and Annual Report on Form 10-K filed with the SEC on February 21, 2023.